UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Electronic Trading Group, L.L.C. ("ETG")
    111 Broadway
    New York, NY 10006

    and the Reporting Person(s) listed on Addendum 1 hereto.

2.  Date of Event Requiring Statement (Month/Day/Year)

    11/28/2000

3.  IRS Number of Reporting Person
    (Voluntary)

    133802811

4.  Issuer Name and Ticker or Trading Symbol

    M. H. Meyerson & Co., Inc. (MHMY)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title
    below) ( ) Other    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

     Table I -- Non-Derivative Securities Beneficially Owned


1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock            718,710             D, I                     +

          Total         718,710

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


ELECTRONIC TRADING GROUP, L.C.C.


    /s/  Robert Kanter*
By: _________________________
    Title:  Member-Manager


    ROBERT KANTER

    /s/  Robert Kanter*
By: _________________________

** Signature of Reporting Persons


DATE
December 7, 2000


Explanation of Responses:

+    Robert Kanter may be deemed to be the controlling person of
ETG and therefore may be deemed to be the indirect beneficial owner of the 718,710 shares of M. H. Meyerson & Co., Inc. owned directly by ETG.

*    Not to be construed as an admission of beneficial ownership.

**   Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

                           ADDENDUM 1

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.   Name and Address of Reporting Person

  Robert Kanter
  111 Broadway
  New York, NY 10006

2.   Date of Event Requiring Statement (Month/Day/Year)

  11/28/2000

3.   IRS Number of Reporting Person
  (Voluntary)

  051321390

4.   Issuer Name and Ticker or Trading Symbol

  M. H. Meyerson & Co., Inc. (MHMY)




























                          Page 4  of 4

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